Filed by Charles River Laboratories International, Inc Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc.
Commission File No.: 000-49765

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This filing may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript, distributed to employees on July 8, 2004, of the conference call held by Charles River on July 1, 2004:

Kekst & Company
Conference Call
Moderator: Jim Foster
July 1, 2004
10:30am EST

OPERATOR: Good morning and welcome to the Charles River <Company: Charles River Laboratories; Ticker: CRL; URL: http://www.criver.com >Senior Management Conference Call. At this time all participants have been placed on a listen only mode, and the floor will be open for questions following the presentation. It is now my pleasure to turn the floor over to your host, Jim Foster. Sir, you may begin.

JIM FOSTER, CHARLES RIVER LABORATORIES: Thanks. Good morning everyone. Sorry about the delay. We were just waiting for people to assemble on the phone, and you assembled slowly, so we thought we would wait until you got there. So, we’re actually not late. You’re a little bit late. Anyway, so I have Dave is on the, is available to answer questions and so is Nancy. Beth Ferber from our Public Relations Department is here. Real Renault’s on a plane, so I’ll pinch hit for Real for the research models and services folks that have questions.

So, let me just begin. I hope you’ve seen our press release, which is on your e-mail now. But if you haven’t, we have some very exciting news, which is that, as of midnight last night we signed a merger agreement with a company called Inveresk <Company: Inveresk Research Group, Inc.; Ticker: IRGI: URL: http://www.inveresk.com >, and Inveresk is a public company located in Edinburgh, Scotland and near Raleigh, North Carolina, and Montreal, Canada. It’s a large supplier of pre-clinical services, so that’s toxicology. It’s also in the clinical trial testing business. So, this does several things for us. It gives us a European location for our tox business, which we haven’t had. It gives us a much larger footprint in Canada. As you all know, we have a Montreal lab animal production facility. And so that gives us a large, world-wide presence in the toxicology business. While our toxicology business is really good, it is the sum of seven pieces that we have assembled in the last four years through acquisition, different sizes and financial strengths and reputation and prior ownership. We’ve done an exceptional job under Nancy’s leadership building that into a cohesive, strong, well-respected organization, that I think works very well internally, and externally as well. But it’s been important for us to take this to the next level.

We’ve been debating whether and when to go into the clinical trial business because there is some need for it, some demand for it, and it’s a natural extension of what we already do, although a somewhat different skill base. But we feel there’s some natural pull-through from the pre-clinical business if you have clinical capability and conversely, oftentimes people set out to set up all of their trials, both in animals and man, and actually start with the clinical pieces and go back to see who can do the animal work. And so we feel this is a natural pull and push, frankly, between the two sectors.

So, I believe this deal is transformational. I’ve actually been thinking about this deal for a couple of years. It hasn’t, previously has not been the right time, but it is absolutely the right time now for both companies. We’ve done very well in the tox business and it’s time to take it to the next level. And Inveresk, really has needed to have a significant U.S. capability in tox, which we of course have, and they really, the size and scope of that business is such that it’s more, it’s a stronger situation for them to be a part of a larger, better financed company. I think one of our strengths has always been the portfolios we have. Occasionally, all of our businesses do well at the same time, but that’s unusual. Spending patterns are different, the demand is different, the different parts of our business and different geographic locales, and I think, as you all know, ‘cause you are in our businesses and you are the people that make them run, sometimes your business doesn’t do that well and one of our other businesses offsets it. Sometimes your business does very well and offsets something else that hasn’t done so well, and sometimes that offset comes geographically.

So, as we continue to build a broader portfolio, we just have more balance and a greater ability to service our customers who, of course, are doing increasing amounts of outsourcing. So the more we can be a solution for their outsourcing needs and their product needs, without ever taking our eye off of anything that we currently do, I think the stronger a partner we are with our clients.

So, as they continue to outsource, and as they continue to look for less companies to do more for them, I think that we’re on the list of significant service and product providers, they of course are interested in developing multiple drugs simultaneously rather than sequentially, so the ability to outsource things like pre-clinical toxicology, clinical trials, transgenic services, contract staffing services, laboratory services, surgical services and so many things we do really allows them to use their resources better. I think you all know, the drug industry is finding itself with a lot of challenges these days to have better pipelines to replace the drugs that are coming off the patent. Bio-tech is, at the moment, in the money and trying to spend it in an intelligent way and get there, often times first compounds to market, and for us, that means they’re going to buy everything from research models for early discovery, all the way through, all the things that we do now.

So, we really have the ability now to help the drug company or biotech company take a molecule for the first early study all the way through to market approval. Will every company want us to do that? Of course not. Will most (ph) companies want us to do that? Probably not. Will some? Yes. And most companies will want us to do something for them along that continuum. And so, that pull and push through capability is there.

So, for me, not to take anything away from our current DVS business, which is really performing well, both from the scientific and operating margin point of view, but to get to play the game from a larger platform, with more facilities and more specialization, and a longer term reputation, I think it’s a good thing for us. I know it’s a good thing for our clients.

The nature of this merger is really quite complementary. There’s not a lot of overlap between the two businesses, so they’ve got a big facility in Scotland, and we have no tox in Europe. They have a big facility in Canada. We have no tox in Canada. We have several small and large facilities in the U.S., in the aggregate a large operation in the U.S. They have nothing. I mean, we of course have no clinical trials anywhere. They, of course, are customers of our animal business. And so that will change. They’ll be an important customer. We’ll treat them like the important customer that they are, and continue to give them great service.

We remain the leading company, world wide, in research models and services. It doesn’t really affect that business much. It’s still managed by the same people. It’s still 46 percent of what we do. It’s still the most profitable thing we do. and I think it may help some sales of the research models because of this deal but it’s likely to work the other way, that we’ll be able to get more toxicological sales because we’re such a leader in the research models business sales. Real and his team and all the plant managers, country managers that are on the phone today will continue in their roles and have colleagues throughout the world. Now more colleagues throughout the world in this pre-clinical and clinical trial business.

On the top side, we become a first tier player as opposed to a quality second-tier player with a broader footprint in specialty-tox and a broader footprint geographically.

Clinical trials business is new to all of us. Frankly, one that we’ve been very cautious about entering. I guess, all I can say about that is the following: It’s about 12 percent of our sales on a combined basis, so as we move into it we’re moving into it in a significant way, but not an overwhelming way. It’s worldwide; it’s U.S. and Europe, which also provides opportunities to service Japan. They have a leadership position in phase one. So, that’s getting healthy patients to do what they call first to man studies. So, the first time a drug goes into a human being, it’s something they do in a 62 bed clinic in Edinburgh, Scotland.

We also have Phase 2 through 4, with primarily Phase 2 through 3 studies where they’re looking at drugs efficacy and safety and figuring out the doses and most of the trials are relatively small sized, but that’s good for us from a volatility point of view. And as I – well, I’m not sure I’ve said it to this group yet –their therapeutic focuses in the area of priority are oncology, cardiology, infectious disease, and that’s particularly HIV and Hepatitis C work, and lastly, ophthalmology. And we’re going to learn the business through them, it would be the least most profitable part of Charles River but profitable for us. Clinical trials business, and we think profitability will grow, and we hope to grow this business both organically and through acquisition.

I was struck, and continue to be struck, and those of you on the Charles River side, when you get to meet the people from Inveresk will be really struck by the similar cultures and values. They have lots of long service (ph) people; they have old businesses where they’ve been supporting clients for years; they’re very well respected. They kill themselves to give their clients good service just the way we do. They respect one another. Most of the people are promoted from within. You know, we hung around with the senior people from there for a couple of days; we felt like we’d all been working together for years. And I would be disappointed and surprised if you didn’t feel the same way.

So, again, we have I think, complementary cultures, we have complementary service capabilities, as I said, very little over lap. Mostly the combination is complementary, both geographically and from a service offering point of view. I don’t think I mentioned bio safety testing business, I’m sorry. Bio safety testing business, which we have a U.S. facility, a really good one, but a relatively small one because our two biggest competitors got together and merged. We had been really anxiously trying to find a way to grow this business internationally. Inveresk has a good sized European bio safety testing business, and after struggling with how they would grow it in the U.S. we now have the second largest worldwide player in bio safety, and I think that’s going to help us with sales in Japan, sales in Europe, sales in the States, and I’m really looking forward for our people, particularly our scientific people, to get together. So, that would be an operation in Melborne (ph), Pennsylvania, in Edinburgh, Scotland That’s really exciting for both of us.

Just a couple other comments on the clinical side. It really is a good time to get into the clinical market. A lot of money for basic research and development of drugs is flowing into the clinical sector. More and more of it’s being outsourced, and of course, we enter now from a small but high quality platform, and so we really feel that the timing is right.

So, what the new company looks like. It will be called Charles River Laboratories, we will sell pre-clinical and clinical services under the banner of Inveresk. We have been struggling for the last, I don’t know, four years I guess. But we’ve been focusing on it most recently in the last 6 to 12 months. How do we get the power of the Charles River Brand to stick to our toxicology businesses, ‘cause it has been sticking, and very frustrating. I think this helps answer that dilemma. Now use the Inveresk brand that has stuck, that is well respected, to describe all, everything we do, and we will use subsidiary brands if I call them that. If I call them that, not to be too confusing, but I can see a piece of stationery that’s going out to a tox client that says on the top “Inveresk Pre-Clinical Services”. Maybe underneath that it says ‘DDS or Argus Division, or Sierra Division’ and at the bottom of the stationery it will say ‘Charles River Company’. Kind of work in progress. I don’t really care Charles River is top and Inveresk and Argus are on the bottom, but we’re not looking to blow up any brands that either company has that has great respect in the market place.

So, the company’s called Charles River. We’ll see subsidiary brands, titles. I remain the Chairman and CEO of the company; Walter Nimmo, who’s the Chairman, CEO of Inveresk, will become the Vice Chairman of the Board and the Chief Scientific Officer. He’s an M.D. by the way, with great expertise in particular in the clinical and pre clinical areas. Walter will sit on our board, spend a lot of time with a scientific advisory board, help us with new technologies both with licensing and acquisition, and help to continue to provide guidance, not on a direct operating line, but continue to provide guidance to our pre clinical and clinical businesses.

Real continues in his role, obviously. So does Tom; so does Dave; so do all the senior people you know. Nancy continues in her role as the head of the U.S. DVS business. All of those businesses stay as they are. They all report to Nancy and Nancy works closely with Mike Ankcorn who’s the president of CTBR who will have the role of Global Head of Pre-Clinical, and will have the role of helping all of the integration issues, making sure that we get the power of the combination, and helping us grow and invest in our facilities going forward. And a guy named Brian Bathgate runs the Inveresk facility in Scotland. And while there’ll be some interaction and overlap that company runs fairly autonomously. And then there’s a guy named Alistair McEwen, who will continue to run a clinical trial business on a worldwide basis.

So, there will not be – there will be very few changes, nomenclature changes, and some reporting changes. But basically everyone’s still in their jobs and no one is diminished by this. We’re talking about the managers. We go from 46 hundred employees to 73 hundred. It’s becoming a big place. We go from, I don’t know what we were saying last time, but we have almost a hundred locations now, plus fifty contract staffing locations in fifty countries. We will continue to be headquartered in Wilmington, Massachusetts, and we will continue to be traded as Charles River Labs or CRL, ticker symbol on the New York Stock Exchange. So, their stock actually goes away. Their shareholders get Charles River stock and our stock continues.

This transaction will not close until sometime in the fourth quarter. We don’t know exactly when. We will have an integration team that will work to have a smooth, professional integration, both internally and with our customers so we do this professionally and thoroughly. That’s headed up by Dave Johst who’s our most senior Human Resources person and a senior administrative person, and who runs our largest people business. And so Dave is the appropriate person to do this, and he will do it in concert with several of you on the phone, and some people who aren’t on the phone, and that will be a bit of a work in progress as we put that team together.

Some of the decisions we’ll be able to make very shortly. Some will take longer. Some will take as long as 18 to 24 months. And we will continue to through Dave Johst (inaudible) give you any integration updates as often as we have something new to tell you.

Now, in a proposed merger of two competitors like this, there are certain regulatory constraints that we have to pay attention to. This merger gets filed with the Federal Trade Commission and they have to bless it. We’re confident that we will, they will address it. But we have to be careful about certain things that we do or say in the intervening period. We can’t talk to each other about customers or pricing, for instance. And we are prohibited from discussing certain issues such as facility closings, or employee lay offs prior to that time. And these approvals could take as long as 4 months. Having said that, we have no current plans to close any facilities and given the complementary services between these two companies, with very little overlap, therefore we would expect minimal impact on our employees as we go forward to integrate the two companies.

So, I think this will be a smooth, seamless integration, with really good, smart, people overseeing it.

So, we’ll take questions in a moment. Please feel free to ask anything that’s on your mind. If we don’t have the answers we’ll tell you that, and we’ll get back to you. We tried to think of everything, but I’m sure we haven’t. I believe that we have e-mailed to you a series of questions and answers. I think I have provided most of the answers that are in those questions and answers, but it’s really important that the people on this phone go forth knowledgeably and answer the questions from your folks openly and honestly and clearly and try to use that Q&A that we sent you so that we don’t have multiple, erroneous stories floating around. We will have a call in 45 minutes with all of the DDS employees. It will not be interactive because of technology problems, but I will talk to them. Nancy will talk to them, specifically about those businesses and, but then we will look to the local management. - I hope all of you are on the phone – to go forth and tell them that you’re excited for this transaction, which I hope you are, and answer their questions.

So, we’ll take questions shortly, but, as questions come up, please send them to our corporate communications department, which is corporatecom@criver.com and Beth will vet those and either will give you answers directly or find the appropriate person or persons to get back to you.

So, things are really great here at Charles River. I’m knocking wood. I think this is a really exciting time to be part of this company. I think this is even a more exciting time now. We’re playing a bigger, in some ways better, in a lot of ways more important game. We’re getting closer and closer and closer to seeing the hard work that our animal related businesses have been doing. Now both complete pre-clinical trials now actually going to man and so participate in that whole process. I find that a very heady opportunity and a real privilege, and so I really do think that this is a really smart important, strategic deal. I think it’s great for our employees. I think it’s great for our customers. I hope it will be great for our shareholders. I hope they’ll realize how great it is. And for you on the phone, for people who work for you, it creates a whole other series of opportunities and infrastructure, more career growth, amongst and between our businesses all around the world, and really should provide opportunities for people to engage in ways that weren’t otherwise possible.

So, I think that’s all I want to say and Dave and I and Nancy and Beth and others are now prepared to answer any of your questions.

OPERATOR: Thank you. The floor is now open for questions. If you have a question, please press ‘star’, ‘1’ on your touchtone phone at this time. If at any point your question is answered, you may remove yourself from the queue by pressing the ‘pound’ key. Questions will be taken in the order that they are received. And we do ask that, while you pose your question, you pick up your handset to provide optimum sound quality.

Please hold while I poll for questions. Once again, if you do have a question, you may press ‘star’, ‘1’ on your touchtone phone at this time.

Our first question is coming from Richard Cavallaro.

RICHARD CAVARRO, CHARLES RIVER LABORATORIES: Hi Jim. This is Rich.

JIM FOSTER: Hi Rich.

RICHARD CAVALLARO: Was just wondering. We’re putting together a list of all of the large customers; pharmaceutical, biotech’s, and even CRO’s, to talk directly with our contacts about the merger. As you can guess, there’s probably going to be some very happy people, but there’s probably also going to be a few upset people. If they want to talk with somebody in upper management, are you the right person, or should I be referencing them to Real?

JIM FOSTER: Whatever you think is most appropriate. I’m available to talk to anybody who wants to talk to me, and I’m sure Real is as well. Of course, he’s on a plane right now from Europe, so he can’t talk to anybody today. Obviously Nancy is available as well. And so, it doesn’t matter. Obviously we want our customers to be comfortable. I don’t know why anybody would be unhappy. There may be some questions and concerns, and so we want to assure them that, not only the current service and product levels in no way suffer, but they’re likely to be enhanced by this deal, both domestically and abroad. And that goes true for competitors. I had, actually, a call from a big competitor yesterday who, obviously, didn’t know about this deal - I’m sure I’ll hear from him again – just really saying, you know, we’re in this together. We both sell animals, we both do tox. I want to make sure that we maintain open communications because we need each other and our customers need us. And I just think that’s the general feeling in this industry, that we all do work with whoever does the best (ph) work, and so I would really be surprised and disappointed if we had any shake-out from this, negatively, for people who are willing to listen and let us explain their rationale and totality of the deal. But, sure, you know that we’re always available and just let us know.

RICHARD CAVALLARO: OK. And, as a follow-up. On the web cast, you had mentioned a little bit about the invitro and endotoxin, and I know in the past our financials were broken out by the research models and the DST. Is that still going to be the way it’s broken out? And is LAL still going to be reporting to Real? Is that structure still going to be staying the same?

JIM FOSTER: The answer is: We haven’t finally determined that, but I would say there’s a 95 percent chance that nothing will change, either the way we report it, externally. I mean, there certainly won’t be any changes how it’s managed. So that’s not going to change. Your sales issues don’t change. And you know, we had the debate early on, where does it fit, and, it doesn’t logically fit either place. But, it’ll probably stay reported with the development business but stay reporting to Real, if that made any sense.

RICHARD CAVALLARO: Yes, it does. Thanks.

JIM FOSTER: OK. Sure.

OPERATOR: Thank you. Our next question is coming from Richard Czerniak.

JIM FOSTER: Hello?

RICHARD CZERNIAK, CHARLES RIVER LABORATORIES: Hello. Yeah. This is Rick. I had a question concerning discussing of pricing with Inveresk We currently sub-contract QWBA to them, and I’m assuming we can still continue discussing that particular portion, but not anything in addition to that. Is that correct?

JIM FOSTER: I didn’t understand what you were saying. Sub-contract what?

RICHARD CZERNIAK: We currently sub-contract QWBA work to Inveresk as part of our ad-meet (ph) package.

JIM FOSTER: Oh, I see. So they’re a sub-contractor to us?

RICHARD CZERNIAK: Yes. And so, we can continue discussing those issues of pricing and sponsors, but nothing in addition to that, I’m assuming. That’s my question.

JIM FOSTER: Yes. That’s a great question. There’s one of the nuances that I wouldn’t even thought. Yes, but very carefully. As long as, you can’t sort of slop over into related things with that customer or anyone else.

DAVE JOHST, CHARLES RIVER LABORATORIES: This is Dave. As long as you’re consistent with past practices your fine, so, if what you would have done before the deal, and you keep doing things the same way you do post-deal, you’re OK.

RICHARD CZERNIAK: Great. Thanks.

JIM FOSTER: Any other nuances like that, please ask, because I hadn’t thought about that.

OPERATOR: Our next question is coming from Kerry Taylor.

KERRY TAYLOR: Yes, Jim. I just was interested to know what the impact will be with contract staffing services. Are we going to acquire additional contracts?

JIM FOSTER: That’s a good question. No. There are no contracts that come with this merger that they have. I suppose it certainly can present additional opportunities to get contracts in other areas that we don’t because we had additional expertise now and additional contacts, and a bigger sort of circle of capabilities.

DAVE JOHST: And I think the other thing, Kerry, is, and I didn’t know this. We’ve migrated a lot more from doing animal husbandry, veterinary support, to doing scientific and research support with our current contracts are doing a lot more of that, and I think as people view us more as a, not only animal care, but a scientifically based company, I think that will help with, we try to give customers the assurances they need that we can provide them more broad based kinds of support in the research area.

OPERATOR: Once again, if you do have a question, you may press ‘star’, ‘1’ on your touchtone phone at this time.

There appear to be no further questions at this time.

JIM FOSTER: Ah, Nancy, do you want to make any further comments since we seem to have a shy or a really, fully informed audience this morning?

NANCY GILLETT, CHARLES RIVER LABORATORIES: Well, it’s probably a combination of shy and fully informed. Obviously we will continue to stay in touch and keep answering questions for employees. I think the other thing to really focus on in this early time period is the customers, and Rich kind of alluded to that earlier. I’m not so much concerned with people having a very negative reaction, but they certainly want to know what’s going on, and our competition would like to use an opportunity such as this, I’m sure, to imply that we will be so focused on the merger that we might not be focused on our customers, or might not be paying our normal attention to studies. So, the more that we can keep everyone informed internally and also reassure customers as well as employees that, you know, the purpose of this is to make us stronger, to make us more customer focused; build a better, stronger company; continue to stay focused on those studies, keeping the customers happy; make sure when we’re talking to customers we’re aware of pending studies – we don’t want to loose those pending studies, as we go into this integration.

So, again, I think it’s a very good deal, lots of positive things for DDS. Would encourage people to pay attention to the customers even more than we normally do.

OPERATOR: Thank you. We have a question coming from Allen Hoberman.

ALLEN HOBERMAN: Hello?

NANCY GILLETT: Hey Alan.

ALLEN HOBERMAN: Yeah, hi. I just asked about, was this announcement made in Japan and are they aware of it, because…

JIM FOSTER: Yeah, it’s a great – it’s a really good question Alan. I apprised Mr. Kashiwagi this morning, or this morning but it was his night time. I don’t know. (inaudible) Japan?

NANCY GILLETT: Yes it has. It’s gone around to all the press worldwide.

JIM FOSTER: OK. So Beth was saying it’s gone out to the press worldwide and to all employees and I believe it was translated into Japanese?

NANCY GILLETT: Yes.

JIM FOSTER: So, the answer is ‘yes’ Allen.

ALLEN HOBERMAN: OK. So our contact people they might be aware of it. OK.

NANCY GILLETT: But Allen, if you could contact the sales staff directly, that would probably be very helpful.

ALLEN HOBERMAN: Yeah I didn’t know if they were - I will do that.

JIM FOSTER: And let us know if there appears to be any communication gaps, with, you know, people that you’re concerned about don’t know for some reason, and we can fill those gaps in.

OPERATOR: Our next question is coming from Brian Gruis.

MARK FENELMAN (ph): Actually, it’s Mark Fenelman. Ah, Jim, wondering whether or not the device business that we’ve started to grow a reputation in will also now be called Inveresk? And really, the only reason for the question is, I don’t think Inveresk has much, if any reputation in that industry, and I’m wondering whether or not, you know, we start from the beginning again?

JIM FOSTER: Right. Um. That’s an interesting nuance. Now, I don’t think we have, call whatever you want Mark, so I don’t think that adds any value to it, and I think that’s one of those nuances that, I think the sweeping statements that pre-clinical businesses will be called Inveresk. I was really referring to the classic toxicology and pathology businesses, so, we’ll have to carve out the medical device business under the Charles River nomenclature, I suppose, is the best way to do it.

NANCY GILLETT: I – let me just interject as well – I think some of the nuances of branding we’ll need to sit down and work out a little bit, and Jim alluded to that earlier. I think certainly the ISS name would stay, Mark, so that is particularly the brand you should try to grow, and Charles River would be across all of it. So, whether there’s an Inveresk tag line instead of a DDS tag line, you know, we didn’t use DDS on ISS. You know, we can work that out. We’ll do what’s best for the business.

ALLEN HOBERMAN: Thanks.

OPERATOR: Our next question is coming from Paul Oskar.

ADRIAN SHELDON (ph): Hi. This is Adrian Sheldon in Wooster (ph) I had a question about harmonization with those area where we have some overlap. Specifically, what level of exchange of detailed information do you expect that we will have regarding scientific procedures, operational workloads, marketing strategies, pricing, that sort of thing? Or is this still to be determined by the integration team?

JIM FOSTER: Ah, marketing (?) is still to be determined. There’ll be no flow, as I said earlier. There’ll be no exchange of information about customers and pricing. Illegal. End of story. Not possible. So, there’ll be none of that until the deal closes, which, as I said, will be sometime in the fourth quarter.

In the intervening two, three, four months, starting next week I hope, will be the process of really understanding how the – you know, obviously we have a grand view of this thing – but understanding how the parts and pieces fit together now and how the parts and pieces will fit together to service our clients going forward, both geographically, scientifically and from a capacity point of view. So, you’ll all participate in that. Nobody’s going to sort of sit back here and make pronouncements about where work should be done and what’s the best scientific focus and, so it’s just going to be a shared view of how we collectively go forth and service the clients. And, as I said in my remarks, our really preliminary feeling is that we need the capacity we have, and that we have a lot of demand coming forth, and we’re going to maximize the benefits of the collective capabilities. So, it will be a continuous work in progress, and unfortunately – I don’t know about unfortunately – I don’t think it will be totally done by the time we close it either. Because then the ability to really sit down and determine how we are well servicing clients can begin in earnest. That will make our ’05 operating plan process really complicated. Probably more information than you wanted, but we probably will have to do those plans, pretty much totally separately, and then integrate them after the close.

So, we’re going to do the best we can given the limitations that we have, because we are, until closed, considered two separate entities competing with each other in the marketplace and we have to do what’s best for the customer.

OPERATOR: There appear to be no further questions at this time.

JIM FOSTER: OK. Thank you all. Please have thorough conversations with the folks who work with and for you. Please feed that back to us directly. Feed it back to Nancy and Real and Dave and Beth (ph) and so we want to stay on top of the communications on the quality of it, and I don’t want mis-truths and inaccuracies to sort of fill any sort of voids. So we really thought long and hard about being efficient in terms of rolling this out. It’s a really great positive story, and I think we want to maximize that excitement internally. So anything that comes up that we don’t know, please ask and we’ll try to provide answers and we’re all available to talk to yourselves, your employees or your customers.

So, have a great day and I think some of you will be back on the DDS call in a little less than a half hour. Take care.

OPERATOR: Thank you. This does conclude today’s teleconference. Please disconnect your lines at this time and have a wonderful day.

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